FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 7, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 7, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 7, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

	By:	/s/ Mark Beuls

	Name:	Mark Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE May 7th, 2004

NOTICE OF ANNUAL GENERAL MEETING

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme
Registered office: 75, route de Longwy
L-8080 Bertrange
Grand Duchy of Luxembourg
R.C. Luxembourg: B-40.630

NOTICE IS HEREBY GIVEN that the ordinary general meeting of shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. will be held at Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg on May 25, 2004 at 4:00 p.m. to consider and vote on the following resolutions:

1	To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at 31st December 2003.

2	To approve the consolidated and parent company accounts for the year ended 31st December 2003.

3	To allocate the result of the year ended 31st December 2003.

4	To discharge the Board of Directors and the Auditors for the year ended 31st December 2003.

5	To appoint the Directors.

6	To appoint the Auditors.

7	To determine the Directors fees for 2003 and 2004.

8	To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

9	To approve the grant of stock options.

10	To approve the change in the vesting period of certain stock options.

There is no quorum of presence requirement for the meeting. Participation in the annual general meeting is reserved to shareholders who file their intention to attend the meeting by mail and/or return a duly completed proxy form at the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Véronique Mathieu Tel: +352 27 759 287, Fax: +352 27 759 359 no later than Friday, May 21, 2002, 5:00 p.m. Proxy forms are available upon request at the registered office of the Company.

Holders of Swedish Depository Receipts wishing to attend the meeting or be represented at the meeting via proxy have to request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103-21 Stockholm, Sweden, Tel: +46 8 463 85 00 and send it duly completed to the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Véronique Mathieu Tel: +352 27 759 287, Fax: +352 27 759 359, no later than Friday, May 21, 2002, 5:00 p.m. Those holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the meeting. Such registration must be completed no later than Friday May 14, 2004.

May 7, 2004

The Board of Directors

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com